787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 27, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Global Allocation Fund

File Nos. 033-22462 and 811-05576

Post-Effective Amendment No. 28

Ladies and Gentlemen:

On behalf of BlackRock Global Allocation Fund, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 28 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective immediately upon filing.

The Amendment is being filed for the purpose of updating the financial statements and other information and to make other non-material changes, as specified in Rule 485(b)(1). We have reviewed the Amendment and represent that it does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 4, 2009, regarding Post-Effective Amendment No. 27 to the Fund’s Registration Statement filed with the Commission on December 19, 2008. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment in bold-face type, and new disclosure to the Registration Statement is set out in italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

February 27, 2009

Comment 1	Describe how the Fund’s investment in its wholly owned Subsidiary would be treated for purposes of the Fund’s strategy to invest, under normal conditions, at least 40% of its assets in foreign companies.

The Fund will look-through to the investments the Subsidiary holds. If the Subsidiary holds a U.S. asset, it will be counted as a U.S. asset by the Fund. If the Subsidiary holds a foreign asset, it will be counted as a foreign asset by the Fund.

Comment 2	Include in the “Funds Overview” section the detailed description of the types of commodity investments the Fund will engage in.

The requested disclosure has been added. Specifically, the following disclosure has been copied to the “Funds Overview” section from the “Details About the Fund” section:

The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles that exclusively invest in precious metals such as exchange traded funds, which are designed to provide this exposure without direct investment in physical commodities or commodities futures contracts. The Fund may also gain exposure to commodity markets by investing up to 25% of its total assets in BlackRock Cayman Global Allocation Fund I, Ltd. (the “Subsidiary”), a wholly owned subsidiary of the Fund formed in the Cayman Islands, which invests primarily in commodity-related instruments. The Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments. However, the Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund.

Comment 3	To what extent will the Subsidiary comply with the 1940 Act? Will the Subsidiary have a separate investment advisory contract subject to Section 15 of the 1940 Act? Is the Board of the Subsidiary subject to the requirements of the 1940 Act, and if not, why not? The Staff believes that a fund that invests a substantial amount of assets in a wholly owned subsidiary might be an issuer of the subsidiary’s securities pursuant to the definition of “distribution” in Rule 140 of the Securities Act, and that such subsidiary may be required to sign the fund’s registration statement. Please indicate if the Subsidiary will execute the Fund’s registration statement.

The Subsidiary is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder. The Subsidiary cannot take any extraordinary action without the approval of the Fund and its Board, which oversees the operations of the Subsidiary. The directors of the Subsidiary are also a subset of Directors of the Fund and are appointed by and serve at the pleasure of the Fund’s Board. The operations of the Subsidiary are subject to the review and

February 27, 2009

oversight of the Fund’s Chief Compliance Officer and the Fund’s compliance policies and procedures, which are approved and reviewed by the Fund’s Board. Independent Directors currently comprise 80% of the Fund’s Board. The directors of the Subsidiary will sign the Fund’s Registration Statement, and the Subsidiary’s financial statements will be included in the Fund’s annual and semi-annual reports to Fund shareholders.

The Subsidiary serves as a vehicle by which the Fund can make certain types of investments in commodity-linked swaps and other derivatives while still receiving “qualifying income” from the Subsidiary so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Subsidiary exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code. The Subsidiary is not an attempt by the Fund to do indirectly what it cannot do directly.

The Fund believes that subjecting the Subsidiary’s board to the requirements of the 1940 Act would serve no purpose to the Fund’s shareholders, and would only add another layer of expense to the Fund. BlackRock and its affiliates provide investment advisory and administration services to the Subsidiary under a contract that does not provide for an investment advisory fee, and thus is not a contract subject to the provisions of Section 15 of the 1940 Act. The other expenses of the Subsidiary are disclosed to Fund shareholders as a separate line item on the Fund’s fee table. As noted above, the Fund is the sole shareholder of the Subsidiary and the Fund’s Directors oversee the operations of the Subsidiary. Under these circumstances, the Fund does not believe that there is a need for the board of the Subsidiary to conform to the corporate governance requirements of the 1940 Act. Unlike independent board members of a registered fund, the directors of the Subsidiary do not review or approve an advisory contract subject to the provisions of Section 15 of the 1940 Act, and act only on behalf of the Fund as the Subsidiary’s sole shareholder. The Fund believes that its shareholders are adequately protected from any potential self-dealing by the Subsidiary’s service providers because the Fund’s Board is comprised of a super-majority of Independent Directors who oversee the operations of the Subsidiary.

The Fund notes that its Registration Statement includes disclosure relating to the operations of the Subsidiary in relation to the requirements of the 1940 Act, and in particular notes the following paragraphs:

The Subsidiary will be managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the fund. As a result, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. These policies and restrictions are described in detail in the fund’s SAI. The fund’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures, and makes periodic reports to the fund’s Board of Trustees regarding the Subsidiary’s compliance with its policies

February 27, 2009

and procedures. The fund and Subsidiary will test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary will comply with asset segregation or “earmarking” requirements to the same extent as the fund.

BlackRock provides investment management and other services to the Subsidiary. BlackRock does not receive separate compensation from the Subsidiary for providing it with investment management or administrative services. However, the Fund pays BlackRock based on the Fund’s assets, including the assets invested in the Subsidiary. The Subsidiary will also enter into contracts for the provision of custody, transfer agency, and audit services with the same or with affiliates of the same service providers that provide those services to the Fund.

The financial statements of the Subsidiary will be included in the Fund’s Annual and Semi-Annual Reports (which will include the Subsidiary’s unaudited financial statements). The Fund’s Annual and Semi-Annual Reports are distributed to shareholders, and copies of the reports are provided without charge upon request as indicated on the back cover of this prospectus. Please refer to the SAI for additional information about the organization and management of the Subsidiary.

The Fund’s Statement of Additional Information restates the Subsidiary disclosure contained in the Prospectus and also contains the following additional disclosure relating to the management of the Subsidiary:

The Subsidiary is a company organized under the laws of the Cayman Islands, and is overseen by its own board of directors, which is comprised of Richard S. Davis and Jean Margo Reid, each Directors of the Fund.

Comment 4	The disclosure included in “Subsidiary Risk” suggests that the Fund may hold certain commodity investments directly, apart from the Fund’s investment in the Subsidiary. If the Fund intends to invest directly in certain commodity investments, please include those investments as part of the Fund’s strategies. Additionally, include a reference to “Commodity Related Investments Risk” as part of the Subsidiary Risk.

The requested disclosure has been added. Please see the response to Comment 1 for the disclosure relating to the Fund’s direct investments in commodity securities. Additionally, a cross-reference to “Commodity Related Investments Risk” has been added as part of the Subsidiary Risk.

Comment 5	If the Fund has an investment strategy relating to the size of companies it may invest in, include such disclosure. Additionally, include risk disclosure relating to Small Cap and Mid Cap Securities.

The following disclosure has been added:

The Fund may invest in the securities of companies of any market capitalization.

February 27, 2009

Additionally, risk disclosure relating to Small Cap Securities and Mid Cap Securities has been added.

Comment 6	Before filing the Registration Statement, please send the Staff the completed risk/return bar chart and fee table.

The risk/return bar chart and fee table will be provided to the Staff.

Comment 7	Confirm that the contractual waiver/expense reimbursement footnote to the Fund’s fee table properly reflects that the waiver/reimbursement will be in effect for at least one year from the effective date of the Registration Statement.

The disclosure has been confirmed. The waiver/reimbursement is effective until March 1, 2010.

Comment 8	In the “Details About the Fund—Investment Process” section, describe the “real assets” the Fund invests in.

Disclosure relating to real assets has been added to this section such that the sentence reads as follows:

In selecting real assets ((like real estate or precious metals), Fund management identifies real assets that it believes will increase in value because of economic trends and cycles or political or other events.

Comment 9	To what extent will Section 18 of the Investment Company Act apply to the subsidiary? Will the Subsidiary comply separately from the Fund, or will the Subsidiary’s use of leverage be consolidated with the Fund’s use of leverage?

The Fund and its Subsidiary, individually and in the aggregate, will comply with the asset coverage requirements in Section 18 of the 1940 Act.

Comment 10	Include more disclosure in the description of the primary role of the Fund’s portfolio managers, depending on whether certain portfolio managers are responsible for certain types of investments. If portfolio management decisions are made by consensus, include such disclosure.

Information relating to the portfolio managers has been updated to include their status as Senior or Associate portfolio manager, and that the Senior portfolio manager is responsible for overseeing the Fund’s overall investment strategy and the management of the Fund.

Comment 11	In the Statement of Additional Information, clarify that interests in the Subsidiary will not be sold or offered to other investors.

The requested disclosure has been added.

February 27, 2009

Comment 12	Rule 11a-3 under the 1940 Act requires that any material amendment to an exchange offer requires 60 days notice to investors if the amendment would increase a redemption fee. In the Redemption Fee section of the Prospectus, the Fund discloses that it reserves the right to modify or eliminate waivers of the redemption fee at any time. Describe how this is consistent with Rule 11a-3.

The potential modification relates not to the size of the redemption fee, but to its waiver. Redemption fee waivers may be eliminated or expanded, but the redemption fee itself will not change unless it is done in compliance with Rule 11a-3. Since any amendment would relate to a waiver, the Fund does not view this disclosure as conflicting with Rule 11a-3.

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The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents, and represents that it will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Fund.

Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Edward Gizzi

Edward Gizzi

cc:	Denis Molleur

Maria Gattuso